Exhibit 99.6

GRAPHEX GROUP LIMITED

Graphex Group Limited (the “Company”) has advised the Depositary that the Notice of Meeting and Circular pertaining to the Company’s upcoming Extraordinary General Meeting of Shareholders (“EGM”) that is scheduled to be held on December 20, 2022 are available for viewing through the internet by clicking “Options in relation to acquisition of JV Membership Interest involving consideration issue under Specific Mandate and notice of Extraordinary General Meeting” in “Announcements” under “Investors” section of the Company’s website https://graphexgroup.com/investors/announcements/. The Corporate Communications are also available on the HKEXnews website at www.hkexnews.hk. If you do not have access to the internet and would like to obtain a hard copy of the Notice of Meeting and/or Circular, you may receive one by contacting the Company at (313) 217-3300, or via email at info@graphexgroup.com, or writing to:

Graphex Group Limited

11/F COFCO Tower

262 Gloucester Road

Causeway Bay

Hong Kong

Attn: Mr. Paul Kwok, Secretary